Northern Lights Fund Trust

17605 Wright Street

Omaha, NE 68130

December 23, 2013

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Northern Lights Fund Trust (CIK No. 0001314414, File No. 333- 122917) Request for Withdrawal of Amendment to Registration Statement on Form N-14

Dear Sir or Madam:

Northern Lights Fund Trust (the “Trust”) has determined that the Pre-Effective Amendment No. 1 filed pursuant to N-14/A on its behalf on December 20, 2013 (accession number 0000910472-13-005403) (the “Amendment”) was made in error.  The Trust respectfully requests the withdrawal of the Amendment.   Due to an administrative error, the Amendment was filed under the Securities Act of 1933 Registration Number for the Trust (333-122917), when it should have been filed under 333-192515.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the Amendment be withdrawn.  Please direct any questions concerning this letter to Emily Little at Thompson Hine LLP, counsel to the Trust at (614) 469-3264.

Very truly yours,

James P. Ash Esq.
Secretary, Northern Lights Fund Trust